

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2011

<u>Via E-Mail</u>

Mr. Avery Pack
Chief Executive Officer
Amalgamated Pictures Corp.
35 JA Ely Boulevard
Suite 110
Dania Beach, Florida 33004

> **Re: Amalgamated Pictures Corp.**
> **Form 10-K for the year ended December 31, 2010**
> **Filed April 15, 2011**
> **File No. 000-51871**

Dear Mr. Pack:

We issued comments to you on the above captioned filing on July 11, 2011. You requested, and were granted, an extension to provide us with your response letter no later than August 15, 2011. As of this date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by September 12, 2011 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by September 12, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact me at (202) 551-3813 with any other questions.

> Sincerely,
>
> /s/ Linda Cvrkel
>
> Linda Cvrkel
> Branch Chief